Exhibit 99.1

Cash cost is the lowest since 4Q21

Year 2023 marked by progress “on time and on budget” in the Cerrado Project

São Paulo, February 28, 2024. Suzano S.A. (B3: SUZB3 | NYSE: SUZ), one of the world’s largest integrated pulp and paper producers, announces today its consolidated results for the fourth quarter of 2023 (4Q23).

HIGHLIGHTS

•	Pulp sales of 2,761 thousand tons (stable vs. 4Q22).

•	Paper sales[3] of 386 thousand tons (14% vs. 4Q22).

•	Adjusted EBITDA[1] and Operating cash generation[2]: R$4.5 billion and R$2.8 billion, respectively.

•	Adjusted EBITDA1/ton of pulp of R$1,360/ton (-48% vs. 4Q22).

•	Adjusted EBITDA1/ton[3] of paper of R$1,936/ton (-27% vs. 4Q22).

•	Net average pulp price in export market: US$572/ton (-31% vs. 4Q22).

•	Average net paper price[3] of R$6,732/ton (-5% vs. 4Q22).

•	Pulp cash cost ex-downtime of R$816/ton (-13% vs. 4Q22).

•	Leverage of 3.1 times in USD and 3.0 times in BRL.

•	Cerrado Project completes 86% of physical progress and 78% of financial progress.

Financial Data (R$ million)	4Q23	3Q23	ΔQ-o-Q	4Q22	ΔY-o-Y	2023	2022	ΔY-o-Y
Net Revenue	10,372	8,948	16%	14,370	-28%	39,756	49,831	-20%
Adjusted EBITDA[2]	4,505	3,695	22%	8,175	-45%	18,273	28,195	-35%
Adjusted EBITDA Margin[2]	43%	41%	2 p.p.	57%	-13 p.p.	46%	57%	-11 p.p.
Net Financial Result	2,269	(3,494)	-	2,000	13%	5,781	6,433	-10%
Net Income	4,515	(729)	-	7,459	-39%	14,106	23,395	-40%
Operating Cash Generation[3]	2,779	1,896	47%	6,463	-57%	11,566	22,563	-49%
Net Debt/ Adjusted EBITDA[2] (x) (R$)	3.0 x	2.6 x	0.4 x	2.0 x	1.0 x	3.0 x	2.0 x	1.0 x
Net Debt/ Adjusted EBITDA[2] (x) (US$)	3.1 x	2.7 x	0.4 x	2.0 x	1.1 x	3.1 x	2.0 x	1.1 x

Operational Data ('000 tons)	4Q23	3Q23	ΔQ-o-Q	4Q22	ΔY-o-Y	2023	2022	ΔY-o-Y
Sales	3,148	2,817	12%	3,097	2%	11,507	11,906	-3%
Pulp	2,761	2,486	11%	2,759	0%	10,215	10,600	-4%
Paper[1]	386	331	17%	338	14%	1,291	1,306	-1%

1Excludes non-recurring items. | 2Considers Adjusted EBITDA less sustaining capex (cash basis) | 3Considers the results of the Consumer Goods Unit (tissue).

The consolidated quarterly information has been prepared in accordance with the Securities and Exchange Commission (CVM) and Accounting Standards Committee (CPC) standards and is in compliance with International Accounting Standard (IFRS) issued by the International Accounting Standard Board (IASB). The data contained in this document was obtained from the financial information as made available to the CVM. The operating and financial information is presented based on consolidated numbers in Reais (R$). Summaries may diverge due to rounding.

CONTENTS

EXECUTIVE SUMMARY	3

PULP BUSINESS PERFORMANCE	3
PULP SALES VOLUME AND REVENUE	3
PULP CASH COST	5
PULP SEGMENT EBITDA	8
OPERATING CASH FLOW FROM THE PULP SEGMENT	9

PAPER BUSINESS PERFORMANCE	10
PAPER SALES VOLUME AND REVENUE	10
PAPER SEGMENT EBITDA	12
OPERATING CASH FLOW FROM THE PAPER SEGMENT	13

FINANCIAL PERFORMANCE	13
NET REVENUE	13
CALENDAR OF SCHEDULED MAINTENANCE DOWNTIMES	15
COST OF GOODS SOLD (COGS)	15
SELLING EXPENSES	16
GENERAL AND ADMINISTRATIVE EXPENSES	16
ADJUSTED EBITDA	17
FINANCIAL RESULT	17
DERIVATIVE OPERATIONS	18
NET INCOME (LOSS)	22
DEBT	23
CAPEX	25
CERRADO PROJECT	26
OPERATING CASH GENERATION	26
FREE CASH FLOW	27
EVOLUTION OF NET DEBT	27
ESG	28
TOTAL OPERATIONAL EXPENDITURE - PULP	28

CAPITAL MARKETS	28

FIXED INCOME	30

RATINGS	30

UPCOMING EVENTS	30

APPENDICES	32
APPENDIX 1 – Operating Data	32
APPENDIX 2 – Consolidated Statement of Income and Goodwill Amortization	34
APPENDIX 3 – Consolidated Balance Sheet	35
APPENDIX 4 – Consolidated Statement of Cash Flow	36
APPENDIX 5 – EBITDA	37
APPENDIX 6 – Segmented Income Statement	38
Forward-Looking Statements	40

EXECUTIVE SUMMARY

2023 was one more year when the Company continued to move ahead its strategy and, despite a challenging first semester marked by declining pulp prices, market sentiment improved significantly, especially in the second half of the year. The improvement in fundamentals sustained a sequence of price increases, which led to higher adjusted EBITDA in this segment in 4Q23. Cash production cost excluding scheduled maintenance downtimes decreased significantly between 4Q23 and 4Q22 (-13%), reaching its lowest level since 4Q21. EBITDA from the paper business unit once again exceeded R$3 billion in a year, also benefited from the effect of the acquisition of Kimberly Clark's tissue business in the second half of the year and remaining practically in line with the record set in 2022. As such, consolidated adjusted EBITDA came to R$18.3 billion in 2023, with the same indicator contributing with R$4.5 billion in 4Q23.

As for financial management, net debt in USD remained stable, in comparison to the previous quarter, at US$11.5 billion. Leverage in USD ended the year at 3.1 times, remaining fully within the Company's debt policy. The increase compared to 3Q23 occurred basically due to the decrease in Adjusted EBITDA in the last 12 months. The foreign exchange hedging policy continued to play its part, bringing in a positive cash inflow of R$1.2 billion in the quarter and a positive cash adjustment of R$3.6 billion in the year.

Continuing the advances made in its strategy, within the context of the “Being an important player in pulp through solid projects” and “Being the best in class in the total pulp cost vision” avenues, the physical progress of the Cerrado Project remains as expected, reaching 86%, while financial progress was 78%. The company expects the project to go operational by June 2024, as announced earlier. Still within the scope of these same avenues, the Company announced at the end of the year, in addition to the investments disclosed in the previous quarter, the acquisition of 70 thousand hectares of land in the state of Mato Grosso do Sul, in a region covered by Suzano's operations, of which 50 thousand hectares are useful hectares, partially covered by eucalyptus trees of different ages. The acquisition price was R$1,826 million, to be paid in cash on the transaction date (expected in 2024). The transaction is aligned with Suzano's strategy of creating optionality in its business and expand self-sufficiency in wood supply in the long term.

PULP BUSINESS PERFORMANCE

PULP SALES VOLUME AND REVENUE

The last quarter of 2023 was marked by the increase in hardwood pulp prices, driven by two main factors: the continuous demand for pulp from China, despite lower paper production volumes in relation to the previous quarter, and the recovery in the paper and paperboard market across Europe during the period.

In China, production of sanitary paper and printing & writing paper declined slightly between the quarters. In the sanitary paper segment, production declined after the online sales festival in November, which is responsible for heavily boosting sales of finished products. However, production and exports increased across all paper segments compared to 2023, notably in the sanitary paper segment. Paperboard production increased in relation to the previous quarter, despite the scenario of oversupply in the segment. Average prices of cardboard and printing and writing paper increased in the quarter, while average prices of sanitary paper remained stable.

The European market showed signs of improvement in the quarter, with the increase in operating utilization rate of sanitary paper, paperboard, special paper and printing & writing paper plants compared to the previous quarter. The recovery scenario also affected positively the price and demand of hardwood pulp and the reduction in pulp inventories at ports. The U.S. market continued to register solid demand for sanitary paper.

The supply of chemical pulp (BCP) in the quarter was affected by unscheduled downtimes, mostly for market reasons, as well as downtimes due to restricted wood supply, especially in the northern hemisphere. Compared to 4Q22, unscheduled downtimes increased, impacting the supply of hardwood pulp more significantly than of softwood pulp. This restricted supply, despite lower than in the previous quarter, softened the impact caused by the startup of new capacities.

Average PIX/FOEX prices of hardwood pulp in the quarter increased 17% in China and 9% in Europe compared to 3Q23. The average price difference between softwood and hardwood fibers in the quarter was USD134/t in China and USD283/t in Europe, which tends to drive the consumption of hardwood pulp.

In this context, Suzano's pulp sales increased by 11% compared to the previous quarter, totaling 2,761 thousand tons and remained stable in relation to 4Q22. Sales performance in 2023 compared to 2022 was impacted by the company's decision to reduce its production volume for the year, as announced to the market in June 2023.

Average net price in USD of pulp sold by Suzano in the period was US$568/t, increasing 4% from 3Q23 and declining 31% from 4Q22. In the export market, average net price charged by the Company was US$572/t, up 5% from 3Q23 and down 31% from 4Q22. Average net price in BRL was R$2,814/ton in 4Q23, up 6% from 3Q23, due to the better price scenario in China and Europe, and the increase in average USD versus average BRL (+2%). Compared to 4Q22, the 35% reduction was due to the lower average net price in USD during the period and the 6% decline in average USD versus average BRL.

Net revenue from pulp increased 18% in the 4Q23 compared to 3Q23, due to: i) higher sales volume in the period (+11%); ii) higher average net price in USD (+4%); and iii) the increase in average USD versus average BRL (+2%). Compared to 4Q22, revenue decreased 35% due to lower average net price in USD (-31%) and the decline in average USD against average BRL (-6%).

PULP CASH COST

Cash cost excluding downtime in 4Q23 stood at R$816/t, decreasing 5% from 3Q23, due to: i) lower wood cost, mainly due to the reduction in average radius, lower specific consumption (better wood yield in mills) and the supply mix effect; ii) lower chemical prices (especially of caustic soda resulting from lower international prices – IHS); iii) lower consumption of inputs (mainly lime, clothing and natural gas), due to the greater operational efficiency of the mills and; iv) due to the higher dilution of fixed costs due to greater pulp production.

1 Excludes the impact of maintenance and administrative downtimes.

Cash cost excluding downtime in 4Q23 decreased 13% from 4Q22 due to: i) lower input prices, both in chemicals (mainly caustic soda) and energy (mainly natural gas), due to the drop in commodities; ii) the lower consumption of inputs (especially natural gas, chlorine dioxide and caustic soda), in turn due to the greater operational efficiency of the mills and the benefit provided by the greater energy efficiency project at the Jacareí mill; iii) the lower cost of wood, due to better price of diesel (a reflection of the fall in Brent), better performance of harvesting and logistics operations, smaller average radius in the period and lower specific consumption of wood. The positive factors in the cost of wood were partially offset by the greater price adjustments for services throughout 2023, mainly distributed in logistics and harvesting; and iv) the depreciation of the average USD against the BRL (-6%).

The positive effects on cash cost were partially offset by: i) higher fixed costs resulting from lower dilution on account of lower production volume and higher labor costs; ii) lower revenue from utilities due to lower export volume.

1 Excludes the impact of maintenance and administrative downtimes.

1 Excludes the impact of maintenance and administrative downtimes.

Cash cost excluding downtime in 2023 remained stable in relation to 2022, due to lower costs with inputs (especially Brent and caustic soda), and the devaluation of the average BRL against the USD (-3%), which was offset by higher wood and fixed costs.

1 Based on cash cost excluding downtimes. Excludes energy sales

PULP SEGMENT EBITDA

Pulp Segment	4Q23	3Q23	ΔQ-o-Q	4Q22	ΔY-o-Y	2023	2022	ΔY-o-Y
Adjusted EBITDA (R$ million)[1]	3,756	2,912	29%	7,274	-48%	15,195	25,099	-39%
Sales volume (k ton)	2,761	2,486	11%	2,759	0%	10,215	10,600	-4%
Pulp adjusted[1] EBITDA (R$/ton)	1,360	1,172	16%	2,636	-48%	1,487	2,368	-37%

1 Excludes non-recurring items.

Adjusted EBITDA from pulp increased 29% from 3Q23 due to: i) higher sales volume (+11%); ii) the higher net pulp price in USD (+4%); iii) the lower cash COGS per ton, benefiting from the drop in the cash cost of production (inventory turnover effect) and the absence of scheduled maintenance stoppages; and iv) the appreciation of average USD against average BRL (+2%). The 16% increase in adjusted EBITDA per ton is explained by the same factors, except the volume effect.

Compared to 4Q22, the 48% decline in Adjusted EBITDA from pulp is due to the lower net average pulp price in USD (-31%) and the depreciation in average USD against average BRL (-6%), partially offset by the lower cost of production in the period. Adjusted EBITDA per ton fell 48% due to the same reasons.

1 Excludes non-recurring items.

OPERATING CASH FLOW FROM THE PULP SEGMENT

Pulp Segment (R$ million)	4Q23	3Q23	ΔQ-o-Q	4Q22	ΔY-o-Y	2023	2022	ΔY-o-Y
Adjusted EBITDA[1]	3,756	2,912	29%	7,274	-48%	15,195	25,099	-39%
Maintenance Capex[2]	(1,531)	(1,612)	-5%	(1,554)	-2%	(6,028)	(5,149)	17%
Operating Cash Flow	2,225	1,301	71%	5,720	-61%	9,167	19,949	-54%

1 Excludes non-recurring items.

2 Cash basis.

Operating cash flow per ton in the pulp segment was 54% higher than in 3Q23, due to higher EBITDA per ton and lower sustaining capex per ton. Compared to 4Q22, the 61% reduction was due to lower EBITDA per ton.

PAPER BUSINESS PERFORMANCE

The following data and analysis incorporate the joint results of the paper, packaging and consumer goods (tissue) businesses.

PAPER SALES VOLUME AND REVENUE

According to data published by Brazil's Forestry Industry Association (IBÁ), demand for printing & writing paper in 4Q23, including imports, fell 13% from the same period in 2022. In the year-to-date 2023 compared to the same period in 2022, the drop was 11%.

In the analysis of the year 2023 compared to 2022, the impact of lower domestic demand was concentrated in coated paper destined for the promotional segment, which was strongly affected by inventory adjustments across the chain and by continued changes in consumption patterns caused by digitalization, as well as the high comparison base in 2022.

As for uncoated paper lines, which account for the bulk of Suzano's sales volume, demand has been more resilient, and had a smaller reduction due to low exposure to changes in behavior due to digitalization, in addition to school and office paper (cutsize), whose seasonality is historically stronger in the second half of the year, as well as inventory adjustments throughout the year.

In the international markets, demand for printing & writing paper was affected mainly by inventory adjustments across the chain, and by macroeconomic uncertainties that restricted economic activity. Changes in consumption patterns, especially in mature markets in North America and Western Europe, where digitalization is in an advanced stage, also affected reduction. In Latin America (excluding Brazil), inventory adjustments also affected demand, though with lower impacts on uncoated paper segments.

Demand for paperboard in Brazil, Suzano’s flagship market for this product line, declined 8% in 4Q23 compared to 4Q22. Comparing the full year of 2023 with 2022, demand for paperboard in the domestic market remained stable, reflecting the inventory adjustments across the chain, especially in the second half of 2023, while demand for packaging remained stable during the year.

Consolidating the market segments mentioned above (paper market accessible to Suzano), total demand fell 11% in 4Q23 compared to 4Q22, while domestic demand decreased 8% in the full year of 2023 compared to 2022.

Despite the more challenging scenario, worth highlighting the expansion of markets served by our unique go-to-market model, and advancing in the strategy of winning new clients, ending 2023 with approximately 44 thousand active clients in the last twelve months. We also expanded the previously mentioned model with the opening of new operating DCs in Brazil and South America. Finally, we continue to move ahead with our digital transformation initiatives and invest in our portfolio of innovative products targeted at the packaging and single-use plastic replacement segments.

With the acquisition of Kimberly Clark's tissue business in Brazil, the consumer goods segment has accounted for a bigger share of the paper business results since 3Q23.

Suzano’s paper sales (printing & writing, paperboard and tissue) in the domestic market totaled 269 thousand tons in 4Q23, up 15% from the previous quarter, mainly due to the increase in printing & writing paper sales during a period of strong seasonality effects. Compared to 4Q22, paper sales increased 4%, reflecting above all the new volumes resulting from the acquisition of Kimberly Clark in Brazil and growth in printing & writing sales, following the performance of their respective markets.

International paper sales totaled 118 thousand tons, up 22% and 47%, respectively, from 3Q23 and 4Q22, corresponding to 30% of total sales volume in 4Q23. The higher volume of exports in comparison with both periods is due to the commercial strategy of allocating volumes between domestic and export markets.

1 Includes the Consumer Goods Unit.

Average net price decreased 5% from the previous quarter and from 4Q22, mainly due to less favorable conditions in market for printing & writing paper and paperboard, despite the increase in tissue prices, addition to the effect of the acquisition of Kimberly Clark’s tissue business in Brazil.

Net revenue from paper sales amounted to R$2,602 million, up 11% and 9% from 3Q23 and 4T22, respectively, reflecting higher volume (+17% and +14%), partially offset by the 5% decrease in average net price.

1 includes the consumer goods business.

PAPER SEGMENT EBITDA

Paper Segment	4Q23	3Q23	ΔQ-o-Q	4Q22	ΔY-o-Y	2023	2022	ΔY-o-Y
Adjusted EBITDA (R$ million) [1]	748	783	-4%	901	-17%	3,078	3,096	-1%
Sales volume (k ton)	386	331	17%	338	14%	1,291	1,306	-1%
Paper adjusted[1] EBITDA (R$/ton)	1,936	2,366	-18%	2,664	-27%	2,384	2,371	1%

1 Excludes non-recurring items.

Adjusted EBITDA from paper decreased 4% from 3Q23, mainly due to the lower average net price and the increase in administrative expenses, in turn caused by the increase in SG&A (regarding the adjustment of the variable remuneration provision) and the increase in other variable expenses resulting from higher sales. These effects were partially neutralized by higher sales volume. Adjusted EBITDA per ton decreased 18%, mainly due to the price effect and higher SG&A expenses.

Compared to 4Q22, despite volume growth, a 17% decrease was caused by lower average net price and higher SG&A expenses that was mainly affected by the booking of commercial and logistics expenses of acquisition of Kimberly Clark’s tissue business in Brazil). The decrease in adjusted EBITDA per ton is explained by the same factors.

OPERATING CASH FLOW FROM THE PAPER SEGMENT

Paper Segment (R$ million)	4Q23	3Q23	ΔQ-o-Q	4Q22	ΔY-o-Y	2023	2022	ΔY-o-Y
Adjusted EBITDA[1]	748	783	-4%	901	-17%	3,078	3,096	-1%
Maintenance Capex[2]	(195)	(187)	4%	(158)	24%	(679)	(483)	41%
Operating Cash Flow	553	595	-7%	744	-26%	2,400	2,614	-8%

1 Excludes non-recurring items.

2 Cash basis.

Operating cash generation per ton in the paper segment was R$1,432/t in 4Q23, down 20% and 35%, respectively, from 3Q23 and 4Q22, due to lower EBITDA per ton and higher sustaining capex per ton.

FINANCIAL PERFORMANCE

NET REVENUE

Suzano’s net revenue in 4Q23 was R$10,372 million, 77% of which came from exports (vs. 75% in 3Q23 and 83% in 4Q22). The 16% increase in relation to 3Q23 is due to: i) higher sales volume in the period (+12%); ii) the higher net average pulp price in USD (+4%); and iii) the increase in average USD versus average BRL (+2%). In relation to 4Q22, consolidated net revenue decreased 28%, mainly due to the lower net average pulp price in USD (-31%), lower net average paper price in USD in the export market (-35%) and the decline in average USD against average BRL (-6%).

1 Does not include Portocel service revenue.

CALENDAR OF SCHEDULED MAINTENANCE DOWNTIMES

Mill – Pulp capacity	2022				2023				2024
	1Q22	2Q22	3Q22	4Q22	1Q23	2Q23	3Q23	4Q23	1Q24	2Q24	3Q24	4Q24
Aracruz - Mill A (ES) – 590 kt	No downtime
Aracruz - Mill B (ES) – 830 kt					No downtime
Aracruz - Mill C (ES) – 920 kt					No downtime
Imperatriz (MA)[1] – 1.650 kt
Jacareí (SP) – 1.100 kt
Limeira (SP)[1] – 690 kt
Mucuri - Mill 1 (BA)[1] – 600 kt									No downtime
Mucuri - Mill 2 (BA) – 1.130 kt	No downtime
Suzano (SP)[1] – 520 kt	No downtime
Três Lagoas - Mill 1 (MS) – 1.300 kt									No downtime
Três Lagoas - Mill 2 (MS) – 1.950 kt									No downtime
Veracel (BA)[2] – 560 kt	No downtime

1 Includes integrated capacities and fluff.

2 Veracel is a joint operation between Suzano (50%) and Stora Enso (50%) with total annual capacity of 1,120 thousand tons.

COST OF GOODS SOLD (COGS)

COGS (R$ million)	4Q23	3Q23	ΔQ-o-Q	4Q22	ΔY-o-Y	2023	2022	ΔY-o-Y
COGS (Income statement)	6,776	6,104	11%	6,793	0%	25,077	24,821	1%
(-) Depreciation, depletion and amortization	1,904	1,670	14%	1,678	13%	6,718	6,407	5%
Cash COGS	4,872	4,434	10%	5,115	-5%	18,358	18,415	0%
Sales volume	3,148	2,817	12%	3,097	2%	11,507	11,906	-3%
Cash COGS/ton (R$/ton)	1,548	1,574	-2%	1,651	-6%	1,595	1,547	3%

Cash COGS in 4Q23 came to R$4,872 million, or R$1,548/ton. Compared to 3Q23, cash COGS increased 10%, chiefly due to higher sales volume of pulp and paper and higher logistics costs (higher costs with mill to port logistics and terminal), partially offset by the absence of scheduled maintenance downtimes and lower production costs ex-downtimes (as discussed previously). On a per-ton basis, the 2% reduction is explained by the lower cash cost of production and the absence of scheduled maintenance downtimes, partially offset by higher logistics costs.

Compared to 4Q22, cash COGS decreased 5%, chiefly due to lower production cost ex-downtimes, lower impact of scheduled maintenance downtimes (as discussed previously) and lower logistics costs (drop in Brent, lower expenses with international freight, in turn impacted by the cost factor and the effect of exchange rate appreciation, and lower costs with domestic terminals), but was partially offset by higher sales volume (especially paper, in turn due to new volumes resulting from the acquisition of Kimberly Clark in Brazil). On a per-ton basis, cash COGS decreased 6% year on year due to the same factors, except volume.

SELLING EXPENSES

Selling Expenses (R$ million)	4Q23	3Q23	ΔQ-o-Q	4Q22	ΔY-o-Y	2023	2022	ΔY-o-Y
Selling expenses (Income Statement)	712	654	9%	660	8%	2,596	2,483	5%
(-) Depreciation, depletion and amortization[1]	239	238	0%	239	0%	952	952	0%
Cash selling expenses	473	416	14%	421	12%	1,644	1,532	7%
Sales volume	3,148	2,817	12%	3,097	2%	11,507	11,906	-3%
Cash selling expenses/ton (R$/ton)	150	148	2%	136	10%	143	129	11%

Cash selling expenses increased 14% from 3Q23, mainly due to higher sales volume and higher marketing and labor expenses due to higher effect of the incorporation of Kimberly Clark’s tissue assets in Brazil. Cash selling expenses per ton increased 2% due to the same factors, except volume.

In relation to 4Q22, the 12% increase in cash selling expenses is explained by higher sales volume and several expenses related to the acquisition of Kimberly Clark’s tissue assets in Brazil (marketing campaigns, personnel, auditing and consultancy, etc.). These effects were partially offset by lower logistics expenses, in turn due to lower inland offshore expenses and the positive effect of the appreciation of the average BRL vs. USD on expenses of similar nature. Cash selling expenses per ton increased 10%, due to the same factors mentioned above, except volume.

GENERAL AND ADMINISTRATIVE EXPENSES

General and Administrative Expenses (R$ million)	4Q23	3Q23	ΔQ-o-Q	4Q22	ΔY-o-Y	2023	2022	ΔY-o-Y
General and Administrative Expenses	615	491	25%	616	0%	1,923	1,710	12%
(-) Depreciation, depletion and amortization[1]	33	30	10%	25	33%	119	102	17%
Cash general and administrative expenses	582	461	26%	591	-2%	1,804	1,608	12%
Sales volume	3,148	2,817	12%	3,097	2%	11,507	11,906	-3%
Cash general and administrative expenses/t (R$/ton)	185	164	13%	191	-3%	157	135	16%

Compared to 3Q23, the 26% increase in cash general and administrative expenses is mainly due to higher personnel expenses (mainly regarding the adjustment of variable compensation provision) and higher spending on third-party services. On a per-ton basis, these expenses increased 13% due to the same factors.

Compared to 4Q22, cash general and administrative expenses decreased 2% mainly due to lower expenses with variable compensation, partially offset by the booking of expenses with the acquisition of Kimberly Clark’s tissue business in Brazil and higher personnel expenses (salaries and benefits). On a per-ton basis, the 3% decrease is explained by the same factors.

Other operating income (expenses) was an income of R$902 million in 4Q23, compared to an expense of R$10 million in 3Q23 and an income of R$981 million in 4Q22. The variation in relation to 3Q23 is mainly due to the updated fair value of biological assets (which happens in the second and fourth quarters of each year). Compared to 4Q22, the variation is mainly due to the lower impact of updated fair value of biological assets and lower results from sale and write-off of assets, partially offset by lower depreciation and amortization expenses.

ADJUSTED EBITDA

Consolidated	4Q23	3Q23	ΔQ-o-Q	4Q22	ΔY-o-Y	2023	2022	ΔY-o-Y
Adjusted EBITDA (R$ million)[1]	4,505	3,695	22%	8,175	-45%	18,273	28,195	-35%
Adjusted EBITDA[1] Margin	43%	41%	2 p.p.	57%	-13 p.p.	46%	57%	-11 p.p.
Sales Volume (k ton)	3,148	2,817	12%	3,097	2%	11,507	11,906	-3%
Adjusted EBITDA1/ton (R$/ton)	1,431	1,312	9%	2,639	-46%	1,588	2,368	-33%

1 Excludes non-recurring items.

The 22% increase in Adjusted EBITDA in 4Q23 versus 3Q23 is explained by: i) higher sales volume in the period (12%); ii) the higher net average pulp price in USD (+4%); iii) the lower cash COGS per ton, as already explained; and iv) the rise in average USD against average BRL (+2%). These factors were partially offset by higher SG&A expenses (+16%), especially higher administrative expenses resulting from the increase in personnel expenses (variable compensation), as explained earlier. Adjusted EBITDA per ton increased 9% due to the same factors explained above, excluding sales volume.

In relation to 4Q22, Adjusted EBITDA decreased 45% due to the lower average net pulp price in USD (-31%), the decline in average USD against average BRL (-6%) and higher SG&A expenses (+4%), mainly due to higher selling expenses, as explained earlier. These factors were partially offset by lower cash COGS per ton and higher sales volume (+2%). Adjusted EBITDA per ton decreased 46% due to the same factors, excluding sales volume.

FINANCIAL RESULT

Financial Result (R$ million)	4Q23	3Q23	ΔQ-o-Q	4Q22	ΔY-o-Y	2023	2022	ΔY-o-Y
Financial Expenses	(1,175)	(1,176)	0%	(1,190)	-1%	(4,659)	(4,590)	1%
Interest on loans and financing (local currency)	(376)	(371)	1%	(338)	11%	(1,465)	(1,352)	8%
Interest on loans and financing (foreign currency)	(884)	(857)	3%	(768)	15%	(3,332)	(2,656)	25%
Capitalized interest[1]	344	305	13%	153	125%	1,160	359	223%
Other financial expenses	(259)	(253)	3%	(238)	9%	(1,022)	(942)	9%
Financial Income	610	426	43%	345	77%	1,826	967	89%
Interest on financial investments	565	419	35%	286	97%	1,668	819	104%
Other financial income	45	6	-	59	-24%	157	148	6%
Monetary and Exchange Variations	1,343	(1,880)	-	1,594	-16%	3,088	3,295	-6%
Foreign exchange variations (Debt)	2,024	(2,381)	-	2,162	-6%	4,186	3,949	6%
Other foreign exchange variations	(681)	501	-	(567)	20%	(1,098)	(654)	68%
Derivative income (loss), net[2]	1,492	(864)	-	1,251	19%	5,527	6,762	-18%
Operating Cash flow hedge	1,006	(440)	-	545	85%	3,258	2,061	58%
Cash flow - Cerrado project hedge	125	(249)	-	340	-63%	447	623	-28%
Debt hedge	299	(225)	-	399	-25%	1,532	4,066	-62%
Others [3]	62	49	25%	(33)	-	290	12	-
Net Financial Result	2,269	(3,494)	-	2,000	13%	5,781	6,433	-10%

1 Capitalized interest related to work in progress.

2 Variation in mark-to-market adjustment (4Q23: R$1,994 million | 3Q23: R$1,676 million), plus adjustments paid and received (4Q23 = R$1,174 million).

3 Includes commodity hedge and embedded derivatives.

Financial expenses remained stable in relation to 3Q23. The increase in interest expenses in foreign currency, caused by the weaker FX rate average of monthly closings, was offset by the increase in capitalized interest (linked to the progress of the Cerrado Project). Compared to 4Q22, financial expenses decreased 1%, mainly due to the increase in capitalized interest, partially offset mainly by the increase in interest expenses in foreign currency resulting from the increase in the SOFR interest rate (4Q23: 5.32% p.a. | 4Q22: 3.62% p.a. - average reference).

Financial income grew 43% in relation to 3Q23, due to: i) the increase in interest on financial investments, mainly resulting from higher investments in BRL; ii) the increase in the SOFR interest rate (4Q23: 5.32% p.a. | 3Q23: 5.24% p.a. - average reference). Compared to 4Q22, the 77% increase was mainly due to the increase of the interest rate on financial application due to i) higher investment volume in BRL and USD, and ii) increase in the SOFR interest rate (4Q23: 5.32% p.a. | 4Q22: 3.62% p.a. - average reference).

Inflation adjustment and exchange variation had a positive impact of R$1,343 million on the Company’s financial results due to the 3% increase in BRL against USD at the close of 3Q23, which affected debt in foreign currency by US$2,024 million (US$12,663 million at the end of 4Q23). This effect was partially offset by the negative result of exchange variation on other balance sheet items in foreign currency (R$681 million), notably the impact on the Company’s cash position (65% in USD at the end of 4Q23). Note that the accounting impact of exchange variation on foreign currency debt has a cash impact only on the respective maturities.

Derivative operations resulted in a gain of R$1,492 million in 4Q23, due to the positive impact of stronger BRL in the end of quarter, and the positive impact of the fixed curve, despite the negative impact of foreign exchange coupon on debt and cash flow hedges. The mark-to-market adjustment of derivative instruments on December 31, 2023 was positive at R$1,994 million, compared to R$1,676 million on September 30, 2023, representing an increase of R$318 million. Note that the impact of BRL appreciation on the derivatives portfolio generates a cash impact only upon the respective maturities. The net effect on cash, which refers to the maturity of derivative operations in the fourth quarter, was a positive R$1,174 million (R$169 million gain on debt hedge, R$957 million gain on cash flow hedge and R$49 million gain from commodities).

As a result of the above factors, net financial result in 4Q23, considering all financial expense and income lines, was an income of R$2,269 million in 4Q23, compared to an expense of R$3,494 million in 3Q23 and an income of R$2,000 million in 4Q22.

DERIVATIVE OPERATIONS

Suzano carries out derivative operations exclusively for hedging purposes. The following table reflects the position of derivative hedging instruments on December 31, 2023:

	Notional (US$ million)		Fair Value (R$ million)
Hedge[1]	4Q23	3Q23	4Q23	3Q23
Debt	4,939	5,155	(487)	(617)
Cash Flow – Operating (ZCC + NDF)	4,844	4,058	1,958	1,590
Cash Flow – Cerrado[2] (ZCC + NDF)	424	861	274	467
Others[3]	437	219	250	236
Total	10,644	10,294	1,994	1,676

1 See note 4.5 of the 2023 Financial Statements (DF) for further details and fair value sensitivity analysis.

2 Hedge program related to capex in BRL (ZCC) and EUR (NDF) of the Cerrado Project.

3 Includes commodity hedging and embedded derivatives.

The Company’s foreign exchange exposure policy seeks to minimize the volatility of its cash generation and ensure greater flexibility in cash flow management. Currently, the policy stipulates that surplus dollars may be partially hedged (at least 40% and up to 75% of exchange variation exposure over the next 24 months) using plain vanilla instruments such as Zero Cost Collars (ZCC) and Non-Deliverable Forwards (NDF). At the end of 4Q23, 60% of the exchange variation exposure was covered.

Considering the foreign exchange exposure related to Capex in the Cerrado Project, since approximately 67% of Capex is pegged to local currency, the Board of Directors approved on October 28, 2021, a program for contracting additional specific hedge operations to protect from it such exposure. The program approved (established in the Derivatives Management Policy available on the Investor Relations website) initially involved a maximum amount (notional) of up to US$1 billion and a term of operations of up to 36 months. On July 27, 2022, the Board of Directors approved the expansion of the program, increasing the maximum amount (notional) to US$1.5 billion while maintaining the previously established term. To ensure transparency regarding the Cerrado Project's hedge program, since 4Q21 the Company has been prominently disclosing the operations contracted.

Since about 33% of the Capex of the Cerrado Project is denominated in EUR, in 3Q22, the Company contracted hedge operations through NDFs to protect the exposure in EUR of the Capex of the Cerrado Project, converting it into USD. This type of hedge is established in the Derivatives Management Policy available on the Investor Relations website.

ZCC transactions establish minimum and maximum limits for the exchange rate that minimize adverse effects in the event of significant appreciation of the BRL. As such, if the exchange rate is within such limits, the Company neither pays nor receives any financial adjustments. This characteristic allows for capturing greater benefits from export revenue in a potential scenario of BRL appreciation versus USD within the range contracted. In cases of extreme BRL appreciation, the Company is protected by the minimum limits, which are considered appropriate for the operation. However, this protection instrument also limits, temporarily and partially, potential gains in scenarios of extreme BRL depreciation when exchange rates exceed the maximum limits contracted.

On December 31, 2023, the outstanding notional value of operations involving forward USD sales through ZCCs related to Cash Flows (including those related to the Cerrado Project) was US$4,501 million, with an average forward rate ranging from R$5.43 to R$6.27 and maturities distributed between January 2024 and December 2025. On the same date, the outstanding notional value of operations involving forward USD sales through NDFs was US$505 million, whose maturities are distributed between March 2024 and April 2025 and with an average rate of R$5.26. Regarding hedge for foreign exchange exposure in EUR, the outstanding notional value of forward EUR purchases at the end of 4Q23 was €254 million (USD262 million), with an average contracted rate of 1.03 EUR/USD and maturities through July 2024. In 4Q23, operational, cash flow and Cerrado Project hedge operations resulted in a gain of R$1,132 million. The mark-to-market (“MtM” or “fair value”) value of these operations totaled R$2,231 million, with R$1,958 million related to cash flow operating hedge and R$274 million related to operating hedge of the Cerrado Project.

The following table presents a sensitivity analysis of the cash impact that the Company could have on its cash flow hedge portfolios (ZCC and NDF) if the exchange rate remains the same as at the end of 4Q23 (BRL/USD = 4.84) in the coming quarters, as well as the projected cash impact for R$0.10 variations below / above the strike of put/call options, respectively, defined in each quarter. Note that the figures presented in the table are the Company’s projections based on the end-of-period curves and could vary depending on market conditions.

			Cash Adjustment (R$ million)
Maturity (up to)	Strike Range	Notional (US$ million)	Actual	Exchange Rate 4Q23 (R$ 4.84)	Sensitivity at R$ 0.10 / US$ variation (+/-)

Zero Cost Collars
4Q23	-	-	621	-	-
1Q24	5.44 - 6.20	382	-	229	38
2Q24	5.56 - 6.40	560	-	401	56
3Q24	5.66 - 6.53	555	-	454	56
4Q24	5.71 - 6.63	505	-	437	51
1Q25	5.50 - 6.37	280	-	185	28
2Q25	5.22 - 6.03	642	-	243	64
3Q25	5.13 - 5.95	870	-	252	87
4Q25	5.08 - 5.86	545	-	130	55
Total	5.38 - 6.21	4,339	621	2,331	434
NDF
4Q23	-	-	18	-	-
1Q24	5.22	85	-	32	9
2Q24	5.25	350	-	142	35
3Q24	5.35	20	-	10	2
4Q24	5.40	45	-	25	5
2Q25	5.54	5	-	3	1
Total	5.26	505	18	213	51
Zero Cost Collars – Cerrado Project
4Q23	-	-	302	-	-
1Q24	5.87 - 6.98	95	-	98	9
2Q24	6.10 - 7.44	58	-	73	6
3Q24	6.35 - 8.34	9	-	14	1
Total	5.98 - 7.22	162	302	185	16

			Cash Adjustment (R$ million)
Maturity (up to)	Strike Range	Notional (US$ million)[1]	Actual	Exchange Rate 4Q23 (€ 1.11)	Sensitivity at € 0.10 / US$ variation (+/-)
NDF – Cerrado Project (EUR/USD)
4Q23	-	-	17	-	-
1Q24	1.03	98	-	35	46
2Q24	1.03	96	-	33	45
3Q24	1.04	69	-	22	32
Total	1.03	262	17	90	123

1 Translated at the average contracted rate of 1.03 Euro/USD.

To mitigate the effects of exchange and interest rate variations on its debt and its cash flows, the Company also uses currency and interest rate swaps. Swap contracts are entered into considering different interest rates and inflation indices in order to mitigate the mismatch between financial assets and liabilities.

On December 31, 2023, the Company had an outstanding amount (notional value) of US$4,939 million in swap contracts as shown in the table below. In 4Q23, the result of debt hedge transactions was an income of R$299 million, mainly due to stronger BRL and the positive impact of the fixed curve, despite the negative impact of foreign exchange coupon. The mark-to-market adjustment (fair value) of these operations was a loss of R$487 million.

			Notional (US$ million)				Fair Value (R$ million)
Debt Hedge	Maturity (up to)	Currency	4Q23		3Q23		4Q23	3Q23
Swap (PRÉ x USD)	2024	USD	200		200		(203)	(244)
Swap (CDI x USD)	2026	USD	1,025		1,015		(1,082)	(1,257)
Swap (SOFR x USD)	2026	USD	2,556		2,929		741	921
Swap (CDI x SOFR)	2026	USD	125		-		26	-
Swap SOFR	2029	USD	151		151		(17)	11
Swap (IPCA x CDI)	2036	BRL	883	[1]	860	[1]	48	(48)
Total			4,939		5,155		(487)	(617)

1 Translated at the quarterly closing exchange rate (R$4.84).

The following table presents a sensitivity analysis1 of the cash impact that the Company could have on its debt hedge portfolio (swaps) if the exchange rate remains the same as at the end of 4Q23 (BRL/USD = 4.84) in the coming quarters, as well as the projected variation in cash impact for each R$0.10 variation on the same reference exchange rate (4Q23). Note that the figures presented in the table are the Company’s projections based on the end-of-period curves and could vary depending on market conditions.

		Cash Adjustment (R$ million)
Maturity (up to)	Notional (US$ million)	Actual	R$ / US$ = 4.84 (4Q23)	Sensitivity at R$ 0.10 / US$ variation (+/-)[1]
4Q23	-	169	-	-
2024	1,382	-	231	(4)
2025	1,546	-	(307)	(62)
2026	1,012	-	(433)	(61)
2027	130	-	14	-
>=2028	869	-	169	-
Total	4,939	169	(326)	(127)

1 Sensitivity analysis considers variation only in the exchange rate (R$/US$), while other variables are presumed constant.

Other transactions involving the Company’s derivatives are related to the embedded derivative resulting from forestry partnerships and commodity hedges, as shown in the table.

			Notional (US$ million)		Fair Value (R$ million)		Cash Adjustment (R$ million)
Other hedges	Maturity (up to)	Index	4Q23	3Q23	4Q23	3Q23	4Q23	3Q23
Embedded derivative	2038	Fixed USD | USD US-CPI	132	129	230	143	-	-
Commodities	2024	Brent/VLSF/ Others	306	90	16	93	49	22
Total			437	219	250	236	49	22

A portion of the forestry partnership agreements and standing timber supply agreements is denominated in USD per cubic meter of standing timber, adjusted by U.S. inflation measured by the Consumer Price Index (CPI), which is not related to inflation in the economic environment where the forests are located and, hence, constitutes an embedded derivative. This instrument, presented in the table above, consists of a sale swap contract of the variations in the US-CPI during the period of the contracts. See note 4 of the 4Q23 Financial Statements for more details and for a sensitivity analysis of the fair value in case of a sharp rise in the US-CPI and USD. On December 31, 2023, the outstanding (notional) value of the operation was US$132 million. The result from this swap in 4Q23 was a gain of R$88 million. The mark-to-market (fair value) adjustment of these operations generated a gain of R$230 million at the end of the quarter.

The Company is also exposed to the price of some commodities and, therefore, constantly assesses the contracting of derivative financial instruments to mitigate such risks. On December 31, 2023, the outstanding (notional) value of the operation was US$306 million. The result of this swap in 4Q23 was a loss of R$26 million. The mark-to-market (fair value) adjustment of these operations generated a gain of R$19 million at the end of the quarter.

NET INCOME (LOSS)

In 4Q23, the Company posted net income of R$4,515 million, as against a net loss of R$729 million in 3Q23 and net income of R$7,459 million in 4Q22. The variation in relation to 3Q23 is mainly explained by: i) the positive financial result, which was explained by the positive impact of stronger BRL on debt and derivative operations (compared to the negative result registered in the previous quarter); ii) the higher operating income caused by the increase in net revenue and other operating income (mainly due to the revaluation of biological asset). These effects were partially offset by deferred income taxes expenses (deferred levied mainly on gains from the exchange variation on debt and mark-to-market adjustments of derivatives and revaluation of biological asset), higher COGS and increase in SG&A expenses, as explained earlier.

The variation in relation to 4Q22 is mainly due to the lower operating result (decline in net revenue), partially offset by the reduction in IR/CSLL expense and higher financial income.

DEBT

Debt (R$ million)	4Q23		3Q23		ΔQ-o-Q		4Q22		ΔY-o-Y
Local Currency	15,868		15,770		1%		13,360		19%
Short Term	1,155		1,921		-40%		2,231		-48%
Long Term	14,713		13,849		6%		11,129		32%
Foreign Currency	61,305		62,781		-2%		61,215		0%
Short Term	3,603		2,698		34%		1,104		226%
Long Term	57,702		60,083		-4%		60,111		-4%
Gross Debt	77,173		78,551		-2%		74,575		3%
(-) Cash	21,613		20,927		3%		17,472		24%
Net debt	55,560		57,624		-4%		57,103		-3%
Net debt/Adjusted EBITDA[1] (x) - R$	3.0	x	2.6	x	0.4	x	2.0	x	1.0	x
Net debt/Adjusted EBITDA[1] (x) – US$	3.1	x	2.7	x	0.4	x	2.0	x	1.1	x

1Excluding non-recurring items.

On December 31, 2023, gross debt totaled R$77.2 billion and was composed of 94% long-term maturities and 6% short-term maturities. Foreign currency debt corresponded to 79% of the Company's total debt at the end of the quarter. The percentage of gross debt in foreign currency, considering the effect of debt hedge, was 87%. Compared to 3Q23, gross debt decreased 2%, mainly due to the positive effect of exchange variation of R$2,024 million. Suzano ended 4Q23 with 39% of total debt linked to ESG instruments.

Suzano contracts debt in foreign currency as a natural hedge, since net operating cash generation is mostly denominated in foreign currency (USD) due to its predominant status as an exporter. This structural exposure allows the Company to match loans and financing payments in USD with receivable flows from sales.

*Corresponding mainly to transaction costs (issue, funding, goodwill, discount and loss on business combinations, etc.).

On December 31, 2023, the total average cost of debt in USD was 5.0% p.a. (considering the debt in BRL adjusted by the market swap curve), compared to 5.1% p.a. on September 30, 2023. The average term of consolidated debt at the end of the quarter was 75 months, compared to 77 months at the end of 3Q23.

1Considers the portion of debt with swap for fixed rate in foreign currency. The exposure of the original debt was: Fixed (US$) – 54%, SOFR – 26%, CDI – 11%, Other (Fixed R$, IPCA, TJLP, others) – 9%.

2Considers the portion of debt with currency swaps. The original debt was 80% in USD and 20% in BRL.

Cash and cash equivalents and financial investments on December 31, 2023 amounted to R$21.6 billion, 65% of which were in foreign currency, allocated in remunerated account or in short-term fixed-income investments abroad. The remaining 35% was invested in local currency fixed-income bonds (mainly CDBs, but also in government bonds and others), remunerated at the CDI rate.

On September 31, 2023, the company also had a stand-by credit facility totaling R$6.2 billion (US$1.3 billion) available through February 2027. This facility strengthens the company's liquidity position and can be withdrawn during times of uncertainty. As a result, the cash and equivalents of R$21.6 billion plus the credit facility described above amounted to a readily available cash position of R$27.8 billion on December 31, 2023. Moreover, the Company had at the end of 2023 a financing agreement with Finnvera (US$800 million) related to the Cerrado Project, as per the Notice to the Market of November 1, 2022, which has not yet been withdrawn, further strengthening its liquidity position.

On December 31, 2023, net debt stood at R$55.6 billion (US$11.5 billion), compared to R$57.6 billion (US$11.5 billion) on September 30, 2023. The decrease in net debt is mainly explained by the exchange rate variation (R$1.3 billion) and by the free cash generation in the period of R$ 876 million (for more details, refer to Free Cash Flow section).

Financial leverage, measured as the ratio of net debt to Adjusted EBITDA in BRL, was 3.0 times on December 31, 2023 (2.6 times in 3Q23). The same ratio in USD (the measure established in Suzano’s financial policy) rose to 3.1 times on December 31, 2023 (from 2.7 times in 3Q23).

The breakdown of gross debt between trade and non-trade finance on December 31, 2023 is shown below:

	2024	2025	2026	2027	2028	2029 onwards	Total
Trade Finance[1]	73%	54%	47%	49%	0%	2%	23%
Non-Trade Finance[2]	27%	46%	53%	51%	100%	98%	77%

1 EEC, ECN, EPP

2 Bonds, BNDES, CRA, Debentures, among others.

CAPEX

In 4Q23, capital expenditure (cash basis) totaled R$4,224 million. The 4% decrease in relation to 3Q23 was mainly due to: i) lower investments in Land and Forests; and ii) less spending on forest maintenance resulting from lower investments in forestry operations and wood purchases. Compared to 4Q22, the 18% decrease is mainly due to lower spending on the Cerrado Project.

The total amount of capital investments in 2023 was executed in line with the guidance released by the Company. The deviations between lines are due to greater expenditure on forest maintenance and land and forestry, as described: i) anticipation of disbursement for the acquisition of machinery for forestry operations; ii) higher expenses with roads and forestry resulting from the impacts of the greater volume of rain in the period and higher prices for services; and iii) greater expenditure on acquiring land and forests due to market opportunities. These effects were offset by the postponement of payments related to the Cerrado Project.

For 2024, Management has approved a capital budget of R$16.5 billion, of which R$7.7 billion will be allocated to industrial and forestry maintenance and R$4.6 billion will be invested in the Cerrado Project, among others, mentioned in the table below.

Investments[1] (R$ million)	4Q23	3Q23	ΔQ-o-Q	4Q22	ΔY-o-Y	2023	2022	ΔY-o-Y	Guidance 2024
Maintenance	1,726	1,799	-4%	1,712	1%	6,707	5,632	19%	7,677
Industrial maintenance	432	401	8%	391	11%	1,329	1,042	28%	1,263
Forestry maintenance	1,221	1,339	-9%	1,241	-2%	5,199	4,449	17%	6,177
Others	72	59	22%	80	-9%	179	141	26%	238
Expansion and modernization	145	190	-24%	137	6%	694	462	50%	331
Land and forestry	152	253	-40%	193	-21%	2,610	2,635	-1%	3,296
Port terminals	0	1	-90%	4	-97%	6	95	-93%	6
Others	11	20	-45%	100	-89%	49	119	-59%	538
Cerrado Project	2,190	2,140	2%	2,999	-27%	8,511	7,367	16%	4,605
Total	4,224	4,404	-4%	5,144	-18%	18,577	16,309	14%	16,453

1 Does not include the acquisition of Kimberly Clark's tissue business in Brazil, in the amount of R$1,073 million, as explained in Note 15 of the 2Q23 financial statements.

CERRADO PROJECT

The Cerrado Project is progressing according to schedule on its physical and financial curves, closing the fourth quarter of 2023 with the “inside the fence” execution (which corresponds to industrial and infrastructure investments) reaching physical progress of 86% and financial progress of 78% (R$11,499 million). The Company expects the new pulp mill located in Ribas do Rio Pardo, Mato Grosso do Sul, with annual capacity of 2,550 thousand tons, to go operational by June 2024.

OPERATING CASH GENERATION

Operating Cash Flow (R$ million)	4Q23	3Q23	ΔQ-o-Q	4Q22	ΔY-o-Y	2023	2022	ΔY-o-Y
Adjusted EBITDA[1]	4,505	3,695	22%	8,175	-45%	18,273	28,195	-35%
Maintenance Capex[2]	(1,726)	(1,799)	-4%	(1,712)	1%	(6,707)	(5,632)	19%
Operating Cash Flow	2,779	1,896	47%	6,463	-57%	11,566	22,563	-49%
Operating Cash Flow (R$/ton)	883	673	31%	2,087	-58%	1,005	1,895	-47%

1 Excludes non-recurring items.

2 Cash basis.

Operating cash generation, measured by adjusted EBITDA less sustaining capex (cash basis), amounted to R$2,779 million in 4Q23. The 31% increase in operating cash generation per ton is due to the higher adjusted EBITDA per ton and lower sustaining capex per ton. Compared to 4Q22, the 58% decrease is due to lower Adjusted EBITDA per ton.

FREE CASH FLOW

Free Cash Flow (R$ million)	4Q23	3Q23	ΔQ-o-Q	4Q22	ΔY-o-Y	2023	2022	ΔY-o-Y
Adjusted EBITDA	4,505	3,695	22%	8,175	-45%	18,273	28,195	-35%
(-) Total Capex[1]	(4,395)	(4,492)	-2%	(4,088)	7%	(20,233)	(16,919)	20%
(-) Leases contracts – IFRS 16	(348)	(293)	19%	(301)	16%	(1,218)	(1,044)	17%
(+/-) Δ Working capital[2]	810	340	-	(1,578)	-	3,517	(2,347)	-
(-) Net interest[3]	(627)	(1,460)	-57%	(404)	55%	(4,048)	(3,474)	17%
(-) Income taxes	(53)	(166)	-68%	(90)	-42%	(308)	(306)	1%
(-) Dividend payment/Share Buyback Program	(190)	(160)	19%	2,349	-92%	(1,073)	(4,151)	-74%
(+/-) Derivative cash adjustment	1,174	720	63%	256	-	3,559	282	-
Free cash flow	876	(1,815)	-	(379)	-	(1,531)	235	-
(+) Capex ex-maintenance	2,763	2,839	-3%	1,731	62%	13,818	9,456	46%
(+) Dividend payment/Share Buyback Program	190	160	19%	2,349	-92%	1,073	4,151	-74%
Free cash flow – Adjusted[4]	3,829	1,183	224%	3,701	3%	13,360	13,842	-3%

1 Accrual basis, except for the Parkia deal (payment of R$1.6 billion in 2Q23) and investments related to the Cerrado Project since 2Q23, as per note 15 (Property, Plant and Equipment) to the Financial Statements. Also considering the acquisition of Kimberly Clark Brazil's tissue business in 2Q23 in the amount of R$1,073 million (operation is a business combination and not acquisition of assets).

2 Considers costs of capitalized loans paid in the amount of R$344 million in 4Q23 and R$1,160 million in 2023.

3 Considers interest paid on debt and interest received on financial investments.

4 Free cash flow prior to dividend payments and capex ex-maintenance (accrual basis).

Adjusted Free Cash Flow in 4Q23 was R$3,829 million, compared to R$1,183 million in 3Q23 and R$3,701 million in 4Q22. The increase of 224% from the previous quarter is mainly due to: i) lower concentration of interest payments in the period; ii) higher adjusted EBITDA; iii) higher disbursement of working capital resulting from the decrease in inventories and recoverable taxes and the increase in suppliers (Cerrado Project). These effects were partially offset by the increase in accounts receivable (higher pulp prices combined with higher sales volume); and iv) the increase in positive cash adjustment of derivatives.

Compared to 4Q22, Adjusted Free Cash Flow increased 3%, mainly due to the disbursement of working capital resulting from the increase in suppliers (Cerrado Project) and the reduction in accounts receivable (contrary to high consumption in this line in 4Q22), higher positive cash adjustment of derivatives and lower sustaining capex (accrual basis). These effects were partially offset by lower adjusted EBITDA.

EVOLUTION OF NET DEBT

Following were the changes in net debt in 2023:

1 Accrual basis, except for the capex related to Cerrado Project (cash basis), as per the Cash Flow Statement. Considers the business combination with Kimberly Clark’s tissue segment in Brazil (R$1,073 million).

2 Net of exchange variations on cash and financial investments.

3 Considers the total amounts related to lease contracts (given that the impact of land leasing on capex is offset in working capital for Cash Flow Statement purposes), advances to suppliers, derivatives cash adjustments, among others.

ESG

In the fourth quarter of 2023, Suzano's annual results were released in some of the main ESG indices and ratings, with the company having the following assessments:

•	Dow Jones Sustainability Index (DJSI): Suzano ranks 2nd spot in the list making up the index, in the forest and paper sector.

•	CDP: score “A-“ in Water and Climate and “B” in Forests.

•	Sustainalytics: the annual review of the Company maintained its "Low Risk" profile.

•	Corporate Sustainability Index (ISE): Suzano is once again in the portfolio, with its score improving from 81.8 to 85.3.

•	EcoVadis Sustainability: Platinum seal in 2023, and the Company's second straight year in the rating, with score of 78, placing it among the 1% best-rated companies globally by EcoVadis.

TOTAL OPERATIONAL EXPENDITURE - PULP

Total operational disbursement in 2023 was R$2,116/ton, 5% higher than 2022, mainly due to higher maintenance capex (mainly forestry) and inflation, partially offset by lower commodity and input prices.

EVENTS SUBSEQUENT TO THE REPORTING PERIOD

On January 26, 2024, the Board of Directors approved the cancellation of 20 million common shares, with an average cost of R$42.69 (equivalent to R$854 million) which were held in treasury, without changing the share capital and against the balances of retained earnings reserves available. After the cancellation of the shares, the share capital of R$9,269 million is divided into 1,304,117,615 common shares, all nominative, book-entry and with no par value.

The Company deliberated in the same date a new share buyback program, in which it may acquire up to a maximum of 40 million common shares of its own issue with a maximum period of 18 months. For further details, on the cancellation of shares and the announced share buyback program, see Material Fact dated January 26, 2024 available on the investor relations website.

CAPITAL MARKETS

On December 31, 2023, Suzano’s stock was quoted at R$55.63/share (SUZB3) and US$11.36/share (SUZ). The Company’s stock is listed on the Novo Mercado, the listing segment of the São Paulo Stock Exchange (B3 – Brasil, Bolsa e Balcão) with the highest corporate governance standards, and on the New York Stock Exchange (NYSE) - Level II. The stock’s performance as of December 8, 2023 considers the adjustment due to the payment of dividends (“ex” date for earnings paid on January 10, 2024).

Source: Bloomberg.

Source: Bloomberg.

On December 31, 2023, the Company's capital stock consisted of 1,324,117,615 common shares, of which 34,765,600 common shares were held in treasury. Suzano’s market capitalization on the same date (ex-treasury shares) stood at R$71.7 billion. Free float in 4Q23 corresponded to 50% of the total capital.

FIXED INCOME

	Unit	Dec/23	Sep/23	Dec/22	Δ Q-o-Q	Δ Y-o-Y
Fibria 2025 – Price	USD/k	98.20	97.61	97.39	1%	1%
Fibria 2025 – Yield	%	5.80	5.96	5.37	-3%	8%
Suzano 2026 – Price	USD/k	101.30	99.05	100.41	2%	1%
Suzano 2026 – Yield	%	5.20	6.12	5.62	-15%	-7%
Fibria 2027 – Price	USD/k	101.20	98.27	100.62	3%	1%
Fibria 2027 – Yield	%	5.07	6.08	5.33	-17%	-5%
Suzano 2028 – Price	USD/k	87.93	83.33	84.08	6%	5%
Suzano 2028 – Yield	%	5.44	6.49	5.82	-16%	-7%
Suzano 2029 – Price	USD/k	102.25	97.66	99.61	5%	3%
Suzano 2029 – Yield	%	5.48	6.53	6.08	-16%	-10%
Suzano 2030 – Price	USD/k	96.81	91.14	93.94	6%	3%
Suzano 2030 – Yield	%	5.63	6.75	6.07	-17%	-7%
Suzano 2031 – Price	USD/k	88.30	82.41	83.87	7%	5%
Suzano 2031 – Yield	%	5.80	6.86	6.34	-15%	-9%
Suzano 2032 – Price	USD/k	83.16	76.57	78.28	9%	6%
Suzano 2032 – Yield	%	5.77	6.88	6.32	-16%	-9%
Suzano 2047 – Price	USD/k	105.31	95.89	100.50	10%	5%
Suzano 2047 – Yield	%	6.55	7.37	6.96	-11%	-6%
Treasury 10 years	%	3.88	4.57	3.87	-15%	0%

Note: Senior Notes issued with face value of 100 USD/k.

RATINGS

Agency	National Scale	Global Scale	Outlook
Fitch Ratings	AAA	BBB-	Estável
Standard & Poor’s	br.AAA	BBB-	Estável
Moody’s	Aaa.br	Baa3	Estável

UPCOMING EVENTS

Earnings Conference Call (4Q23)

Date: February 29, 2024 (Thursday)

Portuguese (simultaneous translation)	English
10:00 a.m. (Brasília)	10:00 a.m. (Brasília)
8:00 a.m. (New York)	8:00 a.m. (New York)
1:00 p.m. (London)	1:00 p.m. (London)

The conference call will be held in English and feature a presentation, with simultaneous webcast. The access links will be available on the Company’s Investor Relations website (www.suzano.com.br/ri).

If you are unable to participate, the webcast link will be available for future consultation on the Investor Relations website of Suzano S.A.

IR CONTACTS

Marcelo Bacci

Camila Nogueira

Roberto Costa

Mariana Dutra

Mariana Spinola

Luísa Puccini

Arthur Trovo

Tel.: +55 (11) 3503-9330

ri@suzano.com.br

www.suzano.com.br/ri

APPENDICES

APPENDIX 1 – Operating Data

Revenue Breakdown (R$ '000)	4Q23	3Q23	Δ Q-o-Q	4Q22	Δ Q-o-Q	2023	2022	Δ Y-o-Y
Exports	7,946,224	6,731,445	18%	11,950,321	-34%	30,892,283	41,306,308	-25%
Pulp	7,316,042	6,164,170	19%	11,246,458	-35%	28,533,066	38,718,576	-26%
Paper	630,182	567,275	11%	703,863	-10%	2,359,217	2,587,732	-9%
Domestic Market	2,425,321	2,216,568	9%	2,419,386	0%	8,863,292	8,524,638	4%
Pulp	453,846	440,860	3%	728,455	-38%	2,144,199	2,665,746	-20%
Paper	1,971,475	1,775,708	11%	1,690,931	17%	6,719,093	5,858,892	15%
Total Net Revenue	10,371,545	8,948,013	16%	14,369,707	-28%	39,755,575	49,830,946	-20%
Pulp	7,769,888	6,605,030	18%	11,974,913	-35%	30,677,265	41,384,322	-26%
Paper	2,601,657	2,342,983	11%	2,394,794	9%	9,078,310	8,446,624	7%

Sales volume (‘000)	4Q23	3Q23	Δ Q-o-Q	4Q22	Δ Q-o-Q	2023	2022	Δ Y-o-Y
Exports	2,698,453	2,404,086	12%	2,655,960	2%	9,882,402	10,203,229	-3%
Pulp	2,580,950	2,308,084	12%	2,575,778	0%	9,514,618	9,848,441	-3%
Paper	117,503	96,002	22%	80,182	47%	367,784	354,788	4%
Paperboard	5,468	5,529	-1%	6,059	-10%	21,427	31,653	-32%
Printing & Writing	111,994	90,422	24%	73,599	52%	346,194	321,148	8%
Other paper[1]	41	51	-20%	524	-92%	163	1,987	-92%
Domestic Market	449,089	412,575	9%	441,372	2%	1,624,336	1,702,488	-5%
Pulp	180,111	177,878	1%	183,251	-2%	700,823	751,212	-7%
Paper	268,978	234,697	15%	258,121	4%	923,513	951,276	-3%
Paperboard	37,343	37,029	1%	39,443	-5%	145,047	159,993	-9%
Printing & Writing	161,449	136,054	19%	180,139	-10%	580,196	649,039	-11%
Other paper[1]	70,186	61,614	14%	38,539	82%	198,270	142,244	39%
Total Sales Volume	3,147,542	2,816,661	12%	3,097,332	2%	11,506,738	11,905,717	-3%
Pulp	2,761,061	2,485,962	11%	2,759,029	0%	10,215,441	10,599,653	-4%
Paper	386,481	330,699	17%	338,303	14%	1,291,297	1,306,064	-1%
Paperboard	42,811	42,558	1%	45,502	-6%	166,474	191,646	-13%
Printing & Writing	273,443	226,476	21%	253,738	8%	926,390	970,187	-5%
Other paper[1]	70,227	61,665	14%	39,063	80%	198,433	144,231	38%

1 Paper of other manufacturers sold by Suzano and tissue paper.

Average net price (R$/ton)	4Q23	3Q23	Δ Q-o-Q	4Q22	Δ Q-o-Q	2023	2022	Δ Y-o-Y
Exports	2,945	2,800	5%	4,499	-35%	3,126	4,048	-23%
Pulp	2,835	2,671	6%	4,366	-35%	2,999	3,931	-24%
Paper	5,363	5,909	-9%	8,778	-39%	6,415	7,294	-12%
Domestic Market	5,401	5,373	1%	5,482	-1%	5,457	5,007	9%
Pulp	2,520	2,478	2%	3,975	-37%	3,060	3,549	-14%
Paper	7,330	7,566	-3%	6,551	12%	7,276	6,159	18%
Total	3,295	3,177	4%	4,639	-29%	3,455	4,185	-17%
Pulp	2,814	2,657	6%	4,340	-35%	3,003	3,904	-23%
Paper	6,732	7,085	-5%	7,079	-5%	7,030	6,467	9%

Average net price (US$/ton)	4Q23	3Q23	Δ Q-o-Q	4Q22	Δ Q-o-Q	2023	2022	Δ Y-o-Y
Exports	594	574	3%	856	-31%	626	784	-20%
Pulp	572	547	5%	831	-31%	600	761	-21%
Paper	1,082	1,211	-11%	1,670	-35%	1,284	1,412	-9%
Domestic Market	1,090	1,101	-1%	1,043	5%	1,092	969	13%
Pulp	509	508	0%	756	-33%	613	687	-11%
Paper	1,479	1,550	-5%	1,247	19%	1,457	1,192	22%
Total	665	651	2%	883	-25%	692	810	-15%
Pulp	568	544	4%	826	-31%	601	756	-21%
Paper	1,359	1,452	-6%	1,347	1%	1,407	1,252	12%

FX Rate R$/US$	4Q23	3Q23	Δ Q-o-Q	4Q22	Δ Q-o-Q	2023	2022	Δ Y-o-Y
Closing	4.84	5.01	-3%	5.22	-7%	4.84	5.22	-7%
Average	4.96	4.88	2%	5.26	-6%	5.00	5.17	-3%

APPENDIX 2 – Consolidated Statement of Income and Goodwill Amortization

Income Statement (R$ ‘000)	4Q23	3Q23	Δ Q-o-Q	4Q22	Δ Y-o-Y	2023	2022	Δ Y-o-Y
Net Revenue	10,371,545	8,948,013	16%	14,369,707	-28%	39,755,575	49,830,946	-20%
Cost of Goods Sold	(6,775,564)	(6,104,256)	11%	(6,792,853)	0%	(25,076,675)	(24,821,288)	1%
Gross Debt	3,595,981	2,843,757	26%	7,576,854	-53%	14,678,900	25,009,658	-41%
Gross Margin	35%	32%	3 p.p.	53%	-18 p.p.	37%	50%	-13 p.p.

Operating Expense/Income	(438,153)	(1,160,262)	-62%	(277,969)	58%	(2,462,612)	(2,786,877)	-12%
Selling Expenses	(711,641)	(653,574)	9%	(660,372)	8%	(2,596,377)	(2,483,194)	5%
General and Administrative Expenses	(614,892)	(490,893)	25%	(615,872)	0%	(1,923,228)	(1,709,767)	12%
Other Operating Income (Expenses)	901,929	(9,546)	-	980,852	-8%	2,076,372	1,121,716	85%
Equity Equivalence	(13,549)	(6,249)	-	17,423	-	(19,379)	284,368	-
EBIT	3,157,828	1,683,495	88%	7,298,885	-55%	12,216,288	22,222,781	-45%

Depreciation, Amortization & Depletion	1,787,944	1,939,646	-8%	1,910,259	-6%	7,321,110	7,407,890	-1%

EBITDA	4,945,772	3,623,141	37%	9,209,144	-46%	19,537,398	29,630,671	-34%
EBITDA Margin (%)	48%	40%	7 p.p.	64%	-16 p.p.	49%	59%	-10 p.p.

Adjusted EBITDA[1]	4,504,505	3,694,966	22%	8,175,098	-45%	18,272,970	28,194,902	-35%
Adjusted EBITDA Margin[1]	43%	41%	2 p.p.	57%	-13 p.p.	46%	57%	-11 p.p.

Net Financial Result	2,269,458	(3,494,316)	-	1,999,957	13%	5,780,928	6,432,800	-10%
Financial Expenses	610,005	425,746	43%	344,938	77%	1,825,649	967,010	89%
Financial Revenues	(1,175,488)	(1,175,608)	0%	(1,190,425)	-1%	(4,659,162)	(4,590,370)	1%
Exchange Rate Variation	1,492,094	(864,399)	-	1,251,053	19%	5,526,714	6,761,567	-18%
Net Proceeds Generated by Derivatives	1,342,847	(1,880,055)	-	1,594,391	-16%	3,087,727	3,294,593	-6%
Earnings Before Taxes	5,427,286	(1,810,821)	-	9,298,842	-42%	17,997,216	28,655,581	-37%

Income and Social Contribution Taxes	(912,564)	1,082,064	-	(1,839,952)	-50%	(3,890,835)	(5,260,694)	-26%

Net Income (Loss)	4,514,722	(728,757)	-	7,458,890	-39%	14,106,381	23,394,887	-40%
Net Margin	44%	-8%	52 p.p.	52%	-8 p.p.	35%	47%	-11 p.p.

1 Excluding non-recurring items and PPA effects.

Goodwill amortization - PPA (R$ ‘000)	4Q23	3Q23	Δ Q-o-Q	4Q22	Δ Y-o-Y
COGS	(145,285)	(142,885)	3%	(113,657)	1%
Selling Expenses	(207,467)	(206,831)	0%	(207,740)	0%
General and administrative expenses	(2,377)	(2,456)	0%	(2,625)	-6%
Other operational revenues (expenses)	20,782	(3,106)	-	(2,161)	-82%
Financial results	-	-	0%	(4,722)	-100%

APPENDIX 3 – Consolidated Balance Sheet

Assets (R$ ’000)	12/31/2023	09/30/2023	12/31/2022
Current Assets
Cash and cash equivalents	8,345,871	5,526,463	9,505,951
Financial investments	12,823,886	14,947,272	7,546,639
Trade accounts receivable	6,848,454	6,650,210	9,607,012
Inventories	5,946,948	6,478,233	5,728,261
Recoverable taxes	888,539	933,616	549,580
Derivative financial instruments	2,676,526	2,849,012	3,048,493
Advance to suppliers	113,743	111,547	108,146
Dividend’s receivable	-	-	7,334
Other assets	925,105	730,267	1,021,234
Total Current Assets	38,569,072	38,226,620	37,122,650

Non-Current Assets
Financial investments	443,400	453,301	419,103
Recoverable taxes	1,373,647	1,393,137	1,406,363
Deferred taxes	545,213	1,294,389	3,986,415
Derivative financial instruments	1,753,928	1,537,438	1,825,256
Advance to suppliers	2,242,229	2,113,874	1,592,132
Judicial deposits	361,693	354,142	362,561
Other assets	182,463	354,913	279,955

Biological assets	18,278,582	17,383,360	14,632,186
Investments	608,013	643,452	612,516
Property, plant and equipment	59,289,069	57,718,542	50,656,634
Right of use on lease agreements	5,196,631	5,267,493	5,109,226
Intangible	14,749,085	14,877,234	15,192,971
Total Non-Current Assets	105,023,953	103,391,275	96,075,318
Total Assets	143,593,025	141,617,895	133,197,968

Liabilities and Equity (R$ ’000)	12/31/2023	09/30/2023	12/31/2022

Current Liabilities
Trade accounts payable	5,572,219	5,905,156	6,206,570
Loans, financing and debentures	4,758,247	4,619,083	3,335,029
Accounts payable for lease operations	753,399	755,867	672,174
Derivative financial instruments	578,763	600,355	667,681
Taxes payable	443,454	399,623	449,122
Payroll and charges	766,905	767,434	674,525
Liabilities for assets acquisitions and subsidiaries	93,405	93,167	1,856,763
Dividends payable	1,316,528	2,682	5,094
Advance from customers	172,437	132,668	131,355
Other liabilities	339,683	294,974	494,230
Total Current Liabilities	14,795,040	13,571,009	14,492,543

Non-Current Liabilities
Loans, financing and debentures	72,414,445	73,931,955	71,239,562
Accounts payable for lease operations	5,490,383	5,633,226	5,510,356
Derivative financial instruments	1,857,309	2,109,636	4,179,114
Liabilities for assets acquisitions and subsidiaries	93,782	96,038	205,559
Provision for judicial liabilities	2,860,409	3,198,343	3,256,310
Actuarial liabilities	833,683	704,258	691,424
Deferred taxes	11,377	24,312	1,118
Share-based compensation plans	268,489	251,089	162,117
Advance from customers	74,715	91,423	136,161
Other liabilities	83,093	128,853	157,339
Total Non-Current Liabilities	83,987,685	86,169,133	85,539,060
Total Liabilities	98,782,725	99,740,142	100,031,603

Shareholders’ Equity
Share capital	9,235,546	9,235,546	9,235,546
Capital reserves	26,744	24,664	18,425
Treasury shares	(1,484,014)	(1,484,014)	(2,120,324)
Retained earnings reserves	35,376,198	22,690,645	24,207,869
Other reserves	1,538,296	1,637,970	1,719,516
Retained earnings	-	9,657,484	-
Controlling shareholders’	44,692,770	41,762,295	33,061,032
Non-controlling interest	117,530	115,458	105,333
Total Equity	44,810,300	41,877,753	33,166,365
Total Liabilities and Equity	143,593,025	141,617,895	133,197,968

APPENDIX 4 – Consolidated Statement of Cash Flow

Cash Flow (R$ ’000)	4Q23	4Q22	2023	2022
OPERATING ACTIVITIES
Net income (loss) for the period	4,514,723	7,458,890	14,106,382	23,394,887
Depreciation, depletion and amortization	1,705,090	1,853,927	6,999,838	7,206,125
Depreciation of right of use	82,855	61,056	321,271	231,966
Sublease of ships	-	-	-	(11,314)
Interest expense on lease liabilities	107,797	112,247	441,596	433,613
Result from sale and disposal of property, plant and equipment and biological assets, net	157,277	27,136	331,285	509
Income (expense) from associates and joint ventures	13,549	(17,423)	19,379	(284,368)
Exchange rate and monetary variations, net	(1,342,847)	(1,594,391)	(3,087,727)	(3,294,593)
Interest expenses on financing, loans and debentures, net	1,259,595	1,105,200	4,797,094	4,007,737
Capitalized loan costs	(343,601)	(152,963)	(1,160,364)	(359,407)
Accrual of interest on marketable securities	(510,591)	(219,321)	(1,352,522)	(707,211)
Amortization of transaction costs	17,358	16,474	67,353	69,881
Derivative gains, net	(1,492,094)	(1,251,053)	(5,526,714)	(6,761,567)
Fair value adjustment of biological assets	(733,516)	(1,028,141)	(1,989,831)	(1,199,759)
Deferred income tax and social contribution	779,975	1,655,730	3,495,443	4,749,798
Interest on actuarial liabilities	17,242	14,815	69,231	59,258
Provision for judicial liabilities, net	58,923	(13,519)	139,934	88,198
Tax litigation reduction program	(14,031)	-	-	-
Provision for doubtful accounts, net	12,088	(979)	35,202	1,652
Provision for inventory losses, net	17,115	41,915	31,419	56,060
Provision for loss of ICMS credits, net	86,450	(4,004)	348,628	58,003
Tax credits	15,108	-	15,108	1,324
Other	22,502	(5,074)	51,830	2,794
Decrease (increase) in assets	(59,197)	(1,300,874)	1,768,894	(4,712,141)
Trade accounts receivable	(431,979)	(1,192,715)	2,155,448	(3,267,356)
Inventories	314,714	124,806	(48,673)	(967,995)
Recoverable taxes	(47,361)	(39,397)	(666,681)	(381,408)
Other assets	105,429	(193,568)	328,800	(95,382)
Increase (decrease) in liabilities	525,688	(430,328)	588,117	2,030,444
Trade accounts payable	398,533	(817,018)	463,003	1,533,118
Taxes payable	103,405	136,100	329,556	422,591
Payroll and charges	(529)	26,984	73,096	83,742
Other liabilities	24,279	223,606	(277,538)	(9,007)
Cash provided by operating activities	4,897,458	6,329,320	20,510,846	25,421,296
Payment of interest on financing, loans and debentures	(792,060)	(600,035)	(4,728,998)	(4,019,072)
Capitalized loan costs paid	343,601	152,963	1,160,364	359,407
Interest received on marketable securities	165,267	196,313	681,268	544,849
Payment of income taxes	(52,559)	(90,389)	(308,002)	(306,453)
Cash provided by operating activities	4,561,707	5,988,172	17,315,478	21,640,620

INVESTING ACTIVITIES
Additions to property, plant and equipment	(2,849,649)	(2,644,002)	(11,674,183)	(9,791,238)
Additions to intangible	(99,205)	(9,848)	(104,931)	(90,499)
Additions to biological assets	(1,445,859)	(1,434,505)	(5,777,952)	(4,957,380)
Proceeds from sales of property, plant and equipment	38,360	85,126	183,576	251,183
Capital increase in subsidiaries and affiliates	(13,387)	(34,876)	(48,462)	(67,020)
Marketable securities, net	1,995,227	3,163,941	(5,296,370)	67,426
Advances for acquisition (receipt) of wood from operations with development and partnerships	(137,050)	(123,726)	(690,908)	(355,362)
Dividends received	39,920	-	44,789	6,604
Asset acquisition	-	-	(1,615,140)	-
Acquisition of subsidiaries	-	-	(1,060,718)	(2,090,062)
Net cash from acquisition of subsidiaries	-	-	5,002	10,590
Cash used in investing activities	(2,471,643)	(997,890)	(26,035,297)	(17,015,758)

FINANCING ACTIVITIES
Proceeds from loans, financing and debentures	973,054	994,234	10,944,794	1,335,715
Receipt of derivative transactions	1,174,172	255,879	3,559,286	282,225
Payment of loans, financing and debentures	(812,456)	(843,949)	(4,296,447)	(2,517,934)
Payment of leases	(348,426)	(300,500)	(1,218,399)	(1,044,119)
Payment of dividends	(190,120)	(2,349,203)	(192,532)	(4,150,782)
Liabilities for assets acquisitions and subsidiaries	-	(368)	(116,924)	(107,888)
Shares repurchased	-	-	(880,914)	(1,904,424)
Cash provided (used) by financing activities	796,224	(2,243,907)	7,798,864	(8,107,207)

EXCHANGE VARIATION ON CASH AND CASH EQUIVALENTS	(66,880)	(198,585)	(239,125)	(602,480)

Increase (decrease) in cash and cash equivalents, net	2,819,408	2,547,790	(1,160,080)	(4,084,825)
At the beginning of the period	5,526,463	6,958,161	9,505,951	13,590,776
At the end of the period	8,345,871	9,505,951	8,345,871	9,505,951
Increase (decrease) in cash and cash equivalents, net	2,819,408	2,547,790	(1,160,080)	(4,084,825)

APPENDIX 5 – EBITDA

(R$ '000, except where otherwise indicated)	4Q23	4Q22	2023	2022
Net income	4,514,722	7,458,890	14,106,381	23,394,887
Net Financial Result	(2,269,458)	(1,999,957)	(5,780,928)	(6,432,800)
Income and Social Contribution Taxes	912,564	1,839,952	3,890,835	5,260,694
EBIT	3,157,828	7,298,885	12,216,288	22,222,781
Depreciation, Amortization and Depletion	1,787,944	1,910,259	7,321,110	7,407,890
EBITDA[1]	4,945,772	9,209,144	19,537,398	29,630,671
EBITDA Margin	48%	64%	49%	59%

COVID-19 - Expenses related to social actions to combat the virus	-	-	-	178
Fair Value Update - Biological Asset	(733,516)	(1,028,141)	(1,989,831)	(1,199,759)
Write-off of wood inventory	22,998	-	22,998	-
Tax credits - Exclusion of ICMS in the PIS and COFINS calculation base	15,108	-	15,108	1,324
Equity method	13,549	(17,423)	19,379	(284,368)
Extension of the PCHM grant	-	(7,711)	-	(7,711)
Extinction of packaging business line	8,974	-	8,974	-
Provision of the Barge Contract with Norsul	-	16,000	49,737	16,000
Tissue Operation Kimberly Clark Brazil	829	-	25,171	-
Effective loss of the development contract advance program	52	-	3,265	-
Accruals for losses on ICMS credits	86,451	(16,978)	348,628	58,003
Income from disposal and write-off of property, plant and equipment and biological assets	159,395	20,207	232,143	(19,436)
Adjusted EBITDA	4,504,504	8,175,098	18,272,970	28,194,902
Adjusted EBITDA Margin	43%	57%	46%	57%

1 The Company's EBITDA is calculated in accordance with CVM Instruction 527 of October 4, 2012.

APPENDIX 6 – Segmented Income Statement

	4Q23				4Q22
Segmented Financial Statement (R$ '000)	Pulp	Paper	Non Segmented	Total Consolidated	Pulp	Paper	Non Segmented	Total Consolidated
Net Revenue	7,769,888	2,601,657	-	10,371,545	11,974,913	2,394,794	-	14,369,707
Cost of Goods Sold	(5,155,822)	(1,619,742)	-	(6,775,564)	(5,497,058)	(1,295,795)	-	(6,792,853)
Gross Profit	2,614,066	981,915	-	3,595,981	6,477,855	1,098,999	-	7,576,854
Gross Margin	34%	38%	-	35%	54%	46%	-	53%

Operating Expense/Income	(128,762)	(309,391)	-	(438,153)	(182,770)	(95,199)	-	(277,969)
Selling Expenses	(453,103)	(258,538)	-	(711,641)	(483,324)	(177,048)	-	(660,372)
General and Administrative Expenses	(426,723)	(188,169)	-	(614,892)	(431,950)	(183,922)	-	(615,872)
Other Operating Income (Expenses)	764,588	137,341	-	901,929	735,712	245,140	-	980,852
Equity Equivalence	(13,524)	(25)	-	(13,549)	(3,208)	20,631	-	17,423
EBIT	2,485,304	672,524	-	3,157,828	6,295,085	1,003,800	-	7,298,885

Depreciation, Amortization & Depletion	1,570,420	217,524	-	1,787,944	1,744,893	165,366	-	1,910,259

EBITDA	4,055,724	890,048	-	4,945,772	8,039,978	1,169,166	-	9,209,144
EBITDA Margin	52%	34%	-	48%	67%	49%	-	64%

Adjusted EBITDA[1]	3,756,297	748,208	-	4,504,505	7,273,957	901,141	-	8,175,098
Adjusted EBITDA Margin[1]	48%	29%	-	43%	61%	38%	-	57%

Net Financial Result	-	-	2,269,458	2,269,458	-	-	1,999,957	1,999,957

Earnings Before Taxes	2,485,304	672,524	2,269,458	5,427,286	6,295,085	1,003,800	1,999,957	9,298,842

Income and Social Contribution Taxes	-	-	(912,564)	(912,564)	-	-	(1,839,952)	(1,839,952)

Net Income (Loss)	2,485,304	672,524	1,356,894	4,514,722	6,295,085	1,003,800	160,005	7,458,890
Net Margin	32%	26%	-	44%	53%	42%	-	52%

1 Excluding non-recurring items and PPA effects.

	2023				2022
Segmented Financial Statement (R$ '000)	Pulp	Paper	Non Segmented	Total Consolidated	Pulp	Paper	Non Segmented	Total Consolidated
Net Revenue	30,677,265	9,078,310	-	39,755,575	41,384,322	8,446,624	-	49,830,946
Cost of Goods Sold	(19,694,674)	(5,382,001)	-	(25,076,675)	(19,958,000)	(4,863,288)	-	(24,821,288)
Gross Profit	10,982,591	3,696,309	-	14,678,900	21,426,322	3,583,336	-	25,009,658
Gross Margin	36%	41%	-	37%	52%	42%	-	50%

Operating Expense/Income	(1,537,433)	(925,179)	-	(2,462,612)	(2,065,877)	(721,000)	-	(2,786,877)
Selling Expenses	(1,842,818)	(753,559)	-	(2,596,377)	(1,858,371)	(624,823)	-	(2,483,194)
General and Administrative Expenses	(1,338,831)	(584,397)	-	(1,923,228)	(1,211,539)	(498,228)	-	(1,709,767)
Other Operating Income (Expenses)	1,678,929	397,443	-	2,076,372	768,556	353,160	-	1,121,716
Equity Equivalence	(34,713)	15,334	-	(19,379)	235,477	48,891	-	284,368
EBIT	9,445,158	2,771,130	-	12,216,288	19,360,445	2,862,336	-	22,222,781

Depreciation, Amortization & Depletion	6,606,870	714,240	-	7,321,110	6,737,864	670,026	-	7,407,890

EBITDA	16,052,028	3,485,370	-	19,537,398	26,098,309	3,532,362	-	29,630,671
EBITDA Margin	52%	38%	-	49%	63%	42%	-	59%

Adjusted EBITDA[1]	15,194,660	3,078,310	-	18,272,970	25,098,535	3,096,367	-	28,194,902
Adjusted EBITDA Margin[1]	50%	34%	-	46%	61%	37%	-	57%

Net Financial Result	-	-	5,780,928	5,780,928	-	-	6,432,800	6,432,800

Earnings Before Taxes	9,445,158	2,771,130	5,780,928	17,997,216	19,360,445	2,862,336	6,432,800	28,655,581

Income and Social Contribution Taxes	-	-	(3,890,835)	(3,890,835)	-	-	(5,260,694)	(5,260,694)

Net Income (Loss)	9,445,158	2,771,130	1,890,093	14,106,381	19,360,445	2,862,336	1,172,106	23,394,887
Net Margin	31%	31%	-	35%	47%	34%	-	47%

1 Excluding non-recurring items and PPA effects.

Forward-Looking Statements

This release may contain forward-looking statements. Such statements are subject to known and unknown risks and uncertainties due to which such expectations may not happen at all or may substantially differ from what was expected. These risks include, among others, changes in future demand for the Company’s products, changes in factors affecting domestic and international product prices, changes in the cost structure, changes in the seasonal patterns of markets, changes in prices charged by competitors, foreign exchange variations, changes in the political or economic situation of Brazil, as well as emerging and international markets. The forward-looking statements were not reviewed by our independent auditors.